# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Quince Therapeutics, Inc., CIK 0001662774
CUSIP: 22053A107
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 611 Gateway Boulevard, Suite 273, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001574139

## Reporting persons
- Sofinnova Capital VIII: type of reporting person: other (OO); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); sole voting power 1,197,711; shared voting power 0; sole dispositive power 1,197,711; shared dispositive power 0; aggregate amount beneficially owned 1,197,711 (2.7% of the class)
  Comment: Note to Items 5 and 6: Sofinnova Partners SAS, a French corporation ("SP SAS"), the management company of Sofinnova Capital VIII ("SC VIII"), may be deemed to have sole voting power, and Antoine Papiernik ("Papiernik"), Henrijette Richter ("Richter"), Maina Bhaman ("Bhaman"), Graziano Seghezzi ("Seghezzi"), Anta Gkelou ("Gkelou"), and Karl Naegler ("Naegler") the members of the investment committee of SC VIII, may be deemed to have shared power to vote these shares.
  
  Note to Items 7 and 8: SP SAS, the management company of SC VIII, may be deemed to have sole voting power, and Papiernik, Richter, Bhaman, Seghezzi, Gkelou, and Naegler, the members of the investment committee of SC VIII, may be deemed to have shared power to vote these shares.
- Sofinnova Partners SAS, a French Corporation: type of reporting person: other (OO); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); sole voting power 1,197,711; shared voting power 0; sole dispositive power 1,197,711; shared dispositive power 0; aggregate amount beneficially owned 1,197,711 (2.7% of the class)
  Comment: Note to Items 5 and 6: SP SAS, the management company of SC VIII, may be deemed to have sole voting power, and Papiernik, Richter, Bhaman, Seghezzi, Gkelou and Naegler, the members of the investment committee of SC VIII, may be deemed to have shared power to vote these shares.
  
  Note to Items 7 and 8: SP SAS, the management company of SC VIII, may be deemed to have sole power to dispose of these shares, and Papiernik, Richter, Bhaman, Seghezzi, Gkelou and Naegler, the members of the investment committee of SC VIII, may be deemed to have shared power to dispose of these shares.
- Antoine Papiernik: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); sole voting power 1,197,711; shared voting power 0; sole dispositive power 1,197,711; shared dispositive power 0; aggregate amount beneficially owned 1,197,711 (2.7% of the class)
  Comment: Note to Items 5 and 6: SP SAS, the management company of SC VIII, may be deemed to have sole voting power, and Papiernik, a member of the investment committee of SC VIII, may be deemed to have shared power to vote these shares.
  
  Note to Items 7 and 8: SP SAS, the management company of SC VIII, may be deemed to have sole power to dispose of these shares, and Papiernik, a member of the investment committee of SC VIII, may be deemed to have shared power to dispose of these shares.
- Henrijette Richter: type of reporting person: individual (IN); citizenship or place of organization: Denmark (G7); does not affirm membership in a group (box b); sole voting power 1,197,711; shared voting power 0; sole dispositive power 1,197,711; shared dispositive power 0; aggregate amount beneficially owned 1,197,711 (2.7% of the class)
  Comment: Note to Items 5 and 6: SP SAS, the management company of SC VIII, may be deemed to have sole voting power, and Richter, a member of the investment committee of SC VIII, may be deemed to have shared power to vote these shares.
  
  Note to Items 7 and 8: SP SAS, the management company of SC VIII, may be deemed to have sole power to dispose of these shares, and Richter, a member of the investment committee of SC VIII, may be deemed to have shared power to dispose of these shares.
- Maina Bhaman: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 1,197,711; shared voting power 0; sole dispositive power 1,197,711; shared dispositive power 0; aggregate amount beneficially owned 1,197,711 (2.7% of the class)
  Comment: Note to Items 5 and 6: SP SAS, the management company of SC VIII, may be deemed to have sole voting power, and Bhaman, a member of the investment committee of SC VIII, may be deemed to have shared power to vote these shares.
  
  Note to Items 7 and 8: SP SAS, the management company of SC VIII, may be deemed to have sole power to dispose of these shares, and Bhaman, a member of the investment committee of SC VIII, may be deemed to have shared power to dispose of these shares.
- Graziano Seghezzi: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); sole voting power 1,197,711; shared voting power 0; sole dispositive power 1,197,711; shared dispositive power 0; aggregate amount beneficially owned 1,197,711 (2.7% of the class)
  Comment: Note to Items 5 and 6: SP SAS, the management company of SC VIII, may be deemed to have sole voting power, and Seghezzi, a member of the investment committee of SC VIII, may be deemed to have shared power to vote these shares.
  
  Note to Items 7 and 8: SP SAS, the management company of SC VIII, may be deemed to have sole power to dispose of these shares, and Seghezzi, a member of the investment committee of SC VIII, may be deemed to have shared power to dispose of these shares.
- Anta Gkelou: type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); does not affirm membership in a group (box b); sole voting power 1,197,711; shared voting power 0; sole dispositive power 1,197,711; shared dispositive power 0; aggregate amount beneficially owned 1,197,711 (2.7% of the class)
  Comment: Note to Items 5 and 6: SP SAS, the management company of SC VIII, may be deemed to have sole voting power, and Gkelou, a member of the investment committee of SC VIII, may be deemed to have shared power to vote these shares.
  
  Note to Items 7 and 8: SP SAS, the management company of SC VIII, may be deemed to have sole power to dispose of these shares, and Gkelou, a member of the investment committee of SC VIII, may be deemed to have shared power to dispose of these shares.
- Karl Naegler: type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); does not affirm membership in a group (box b); sole voting power 1,197,711; shared voting power 0; sole dispositive power 1,197,711; shared dispositive power 0; aggregate amount beneficially owned 1,197,711 (2.7% of the class)
  Comment: Note to Items 5 and 6: SP SAS, the management company of SC VIII, may be deemed to have sole voting power, and Naegler, a member of the investment committee of SC VIII, may be deemed to have shared power to vote these shares.
  
  Note to Items 7 and 8: SP SAS, the management company of SC VIII, may be deemed to have sole power to dispose of these shares, and Naegler, a member of the investment committee of SC VIII, may be deemed to have shared power to dispose of these shares.

## Item 1. Issuer
Name of issuer: Quince Therapeutics, Inc.
Address of issuer's principal executive offices: 611 Gateway Blvd., Suite 273, South San Francisco, Ca 94080

## Item 2. Person Filing
Name of person filing: The persons and entities filing this Schedule 13G/A are Sofinnova Capital VIII ("SC VIII"), Sofinnova Partners SAS ("SP SAS"), Antoine Papiernik ("Papiernik"), Henrijette Richter ("Richter"), Maina Bhaman ("Bhaman"), Graziano Seghezzi ("Seghezzi"), Anta Gkelou ("Gkleou"), and Karl Naegler ("Naegler"), the members of the investment committee of SC VIII (together with SC VIII and SP SAS, the "Filing Persons"). SP SAS is the management company of SC VIII.
Address of principal business office or, if none, residence: The address of the principal place of business for each of the Filing Persons is Sofinnova Partners SAS, 7-11 boulevard Hausmann 75009 Paris, France.
Citizenship: SC VIII is a French Partnership. SP SAS is a French Corporation. Papiernik is a French citizen. Richter is a Danish citizen. Bhaman is a British citizen. Seghezzi is a French citizen. Gkelou is a Greek citizen. Naegler is a German citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Investment Adviser

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page for each of the Filing Persons. The filing of this Schedule 13G/A shall not be construed as an admission by Papiernik, Richter, Bhaman, Seghezzi, Gkelou, and Naegler that such person is, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.
Percent of class: See Row 11 of the cover page for each of the Filing Persons. Ownership is stated as of March 31, 2025 and the ownership percentages are based on 44,001,643 shares outstanding as of March 13, 2025, as disclosed by Quince Therapeutics, Inc. in its Annual Report on Form 10-K filed with the SEC on March 24, 2025.
Sole power to vote or to direct the vote: See Row 5 of the cover page for each of the Filing Persons.
Shared power to vote or to direct the vote: See Row 6 of the cover page for each of the Filing Persons.
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each of the Filing Persons.
Shared power to dispose or to direct the disposition: See Row 8 of the cover page for each of the Filing Persons.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Investment Advisers is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- Sofinnova Capital VIII: /s/ Antoine Papiernik, Antoine Papiernik / Managing Partner (04/30/2025)
- Sofinnova Partners SAS, a French Corporation: /s/ Antoine Papiernik, Antoine Papiernik / Managing Partner (04/30/2025)
- Antoine Papiernik: /s/ Antoine Papiernik, Antoine Papiernik (04/30/2025)
- Henrijette Richter: /s/ Henrijette Richter, Henrijette Richter (04/30/2025)
- Maina Bhaman: /s/ Maina Bhaman, Maina Bhaman (04/30/2025)
- Graziano Seghezzi: /s/ Graziano Seghezzi, Graziano Seghezzi (04/30/2025)
- Anta Gkelou: /s/ Anta Gkelou, Anta Gkelou (04/30/2025)
- Karl Naegler: /s/ Karl Naegler, Karl Naegler (04/30/2025)